FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For January, 2005

Gentry Resources, Ltd.

(Translation of registrant's name into English)

Suite 2500, 101 6th Avenue, S.W., Calgary, Alberta, Canada T2P 3P4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   __X___  Form 40-F  ________

Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b).  Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______        No __________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-__________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gentry Resources, Ltd.

        (Registrant)

Date: January 27, 2005

By: /s/ Christine Penner

Name:  Christine Penner

Title:  Corporate Administrator

2500, 101- 6th Avenue SW Calgary, AB T2P 3P4 Phone (403) 264-6161 Fax (403) 266-3069
Gentry Announces Drilling Results, Production and Facility Update and Senior Management Appointments

Calgary, Alberta, January 27, 2005 - Gentry Resources Ltd. ("Gentry") is pleased to provide an update of its recent activities.

During the fourth quarter of 2004, Gentry achieved a 100% success rate in the drilling of ten (8.0 net) wells, resulting in seven (5.4 net) oil wells, one (1.0 net) natural gas well and two (1.6 net) wells awaiting completion.  All of the Company’s drilling programs in the quarter were Gentry-operated and located in the Company’s three main core areas.

In 2004, Gentry drilled or participated in 52 (33.6 net) wells yielding a net success rate of 86%. Of these wells, 13 (8.5 net) were oil wells, 28 (18.7 net) were gas wells, eight (4.7 net) were abandoned and three (1.7 net) are currently suspended and awaiting completion or stimulation.

Production

Based on field reports, the Company’s exit production exceeded its target of 3,000 boe/d and was weighted approximately 58% toward natural gas and 42% towards crude oil and natural gas liquids. The Company anticipates exiting the first quarter of 2005 with production volumes of approximately 3,500 boe/d.

Gentry recently drilled and completed its first exploration well in the newly-acquired Bantry land block, encompassing 154 (120 net) sections of land. A single well battery approval has been obtained and the well will be on production in February.

Facilities

During the third week of December, the Company began producing gas through its newly constructed gas plant located at West Tide Lake in the Princess area. This sweet gas plant is currently processing volumes in excess of 2.5 mmcf/d. A number of recently drilled wells are awaiting tie-in to this facility.  A significant amount of the Company’s recent production gains have been derived from the successful drilling at Tide Lake.

Gentry is completing construction of its Tilley oil field battery, also in the Princess area, and startup is expected in early February. This facility will be capable of handling approximately 10,000 barrels of fluid per day.

Completion of another gas plant serving the Princess area is expected late in the second quarter.  Through firm and uninterruptible nominations, Gentry anticipates providing approximately 25% to 30% of the volume to this new sour plant’s 15 to 20 mmcf/d capacity.  This plant is expected to alleviate the remaining sour processing bottlenecks that Gentry has experienced in the Princess area.

Also this year, an additional oil handling facility will be required for the Company-operated  Pekisko oil pools in the Tide Lake area. This facility is anticipated to be completed by the second quarter and is necessary due to the Company’s highly successful drilling program over the past quarter.

Strategic Acquisition

In November, Gentry announced that it had entered into an agreement with a major Canadian oil and gas company to acquire certain strategic oil and natural gas interests in the Princess area of southern Alberta for a total consideration of $8.1 million. The transaction has an effective date of November 1, 2004 and, subject to the execution of the Definitive Agreements and the preferential rights of first refusal, is expected to close by the end of February, 2005. Gentry is acquiring approximately 195 boe/d of high-quality production and reserves, all of which is Gentry-operated.

Senior Management Appointments

Mr. George Magarian has recently been appointed to the position of Vice President, Exploration, and Mr. Robert Poole to the position of Vice President, Operations.

Mr. Magarian joined Gentry in 2001 as Exploration Manager.  He holds an honours B.Sc. from the University of Waterloo and brings 23 years of diverse experience in western Canada.

Mr. Poole also joined Gentry in 2001 as the Operations Manager.  He holds an honours B.Sc. from Queen’s University and has over 24 years of engineering experience.

Gentry is a Calgary-based oil and natural gas exploration and development company.  The Company has approximately 38,471,234 common shares issued and outstanding.  The shares trade on the TSX under the symbol “GNY”.

For Details, Contact:              Hugh Ross, President & Chief Executive Officer       (403) 264-6161

R. Gordon McKay, Chief Operating Officer                  (403) 264-6161

Roger Fullerton, Manager, Investor Relations             (952) 929-7243

Website:  www.gentryresources.com

Email:  gentry@gentryresources.com                                                                    TSX Symbol:  GNY

For Details, Contact:

Hugh Ross, President & Chief Executive Officer

   (403) 264-6161

Ketan Panchmatia, Chief Financial Officer

(403) 264-6161

Roger Fullerton, Manager, Investor Relations

(952) 929-7243

Website:  www.gentryresources.com

Email:  gentry@gentryresources.com

TSX Symbol:  GNY

Endnotes

 News Release